                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2004

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]       Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. REVISED PREVIOUS EARNING PROJECTION


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Crayfish Co., Ltd.
                                       -----------------------------------------
                                                     (Registrant)

                                       By         /s/ Kazuhiko Muraki
                                          --------------------------------------
                                                     (Signature)
                                          Kazuhiko Muraki
                                          President and Representative Director

Date: April 20, 2004


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                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document - "REVISED PREVIOUS EARNING PROJECTIONS" -- contain forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                              FOR IMMEDIATE RELEASE

                      Revised previous earning projections

Tokyo/New York, April 20, 2004 - Crayfish Co., Ltd. (MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of Internet-related services for small and medium-sized enterprises in Japan, announced today that with reference to the Company's recent business performance, the Company revised earning projections as follows:

1. The revised figures of the non-consolidated earning projections for 2Q FY04 (October 1, 2003-March 31, 2004)


                                                                                      (Millions of Yen, %)
                                                                           -----------------------------------------
                                                             Sales            Ordinary Income         Net Income
                                                      -------------------- -------------------- --------------------
      Previous earning projections (A)                        700                  100                  90
      ----------------------------------------------- -------------------- -------------------- --------------------
      Present revised earning projections (B)                1,400                 220                  315
      ----------------------------------------------- -------------------- -------------------- --------------------
      Change(B-A)                                             700                  120                  225
      ----------------------------------------------- -------------------- -------------------- --------------------
      Variance(%)                                            100.0                120.0                250.0
      ----------------------------------------------- -------------------- -------------------- --------------------
         Result of previous period                            898                  354                 -468
         (Oct 1, 2002 - March 31, 2003)
      ----------------------------------------------- -------------------- -------------------- --------------------


2. The revised figures of the consolidated earning projections for 2Q FY04 (October 1, 2003-March 31, 2004)


                                                                                     (Millions of Yen, %)
                                                                           ----------------------------------------
                                                             Sales            Ordinary Income       Net Income
                                                      -------------------- -------------------- -------------------
      Previous earning projections (A)                        720                  100                  90
      ----------------------------------------------- -------------------- -------------------- -------------------
      Present revised earning projections (B)                1,407                 212                 306
      ----------------------------------------------- -------------------- -------------------- -------------------
      Change(B-A)                                             687                  112                 216
      ----------------------------------------------- -------------------- -------------------- -------------------
      Variance(%)                                            95.4                 112.0               240.0
      ----------------------------------------------- -------------------- -------------------- -------------------
         Result of previous period                             -                    -                   -
         (Oct 1, 2002 - March 31, 2003)
      ----------------------------------------------- -------------------- -------------------- -------------------

   (Note) The Company has started preparing consolidated financial statement since September 30, 2004 (FY04).

3. The revised figures of the non-consolidated earning projections for FY04 (October 1, 2003-September 30, 2004)


                                                                                     (Millions of Yen, %)
                                                                           ----------------------------------------
                                                             Sales           Ordinary Income        Net Income
                                                      -------------------- -------------------- -------------------
      Previous earning projections (A)                       1,500                 200                 180
      ----------------------------------------------- -------------------- -------------------- -------------------
      Present revised earning projections (B)                2,600                 320                 400
      ----------------------------------------------- -------------------- -------------------- -------------------
      Change(B-A)                                            1,100                 120                 220
      ----------------------------------------------- -------------------- -------------------- -------------------
      Variance(%)                                            73.3                 60.0                122.2
      ----------------------------------------------- -------------------- -------------------- -------------------
      Result of previous period                              1,768                 594                -232
      (Oct 1, 2002 - Sep 30, 2003)
      ----------------------------------------------- -------------------- -------------------- -------------------


4. The revised figures of the consolidated earning projections for FY04 (October 1, 2003 - September 30, 2004)


                                                                                     (Millions of Yen, %)
                                                                           ----------------------------------------
                                                             Sales           Ordinary Income        Net Income
                                                      -------------------- -------------------- -------------------
      Previous earning projections (A)                       1,550                 200                 180
      ----------------------------------------------- -------------------- -------------------- -------------------
      Present revised earning projections (B)                2,700                 320                 400
      ----------------------------------------------- -------------------- -------------------- -------------------
      Change(B-A)                                            1,150                 120                 220
      ----------------------------------------------- -------------------- -------------------- -------------------
      Variance(%)                                            74.1                 60.0                122.2
      ----------------------------------------------- -------------------- -------------------- -------------------
      Result of previous period                                -                    -                   -
      (Oct 1, 2002 - Sep, 30 2003)
      ----------------------------------------------- -------------------- -------------------- -------------------


5. The reasons for changes over previous earning projections

     With reference to our current businesses, low cancellation rate of our hosting business is maintained, and also the sales of software and hardware are going well. It is estimated that the sales of server business will be 582million yen, product sales business will be 489million yen and internet advertising business will be 303million yen. Corporate, inhabitants and enterprise taxes will be 90million yen during the current interim period.

     Besides, for the whole fiscal year, it is estimated that the sales will be increasing based on the improving sales of the first-half year. The sales, ordinary income and net income are revised accordingly as stated above.

(Note) Earning projections are based upon information currently available to us. Earning projections involve a number of risks and uncertainties and actual results may materially differ from earning projections discussed herein. Investors should not base their investment decisions on these earning projections.